                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 11-K


     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended December 28, 1998
                                    -----------------

     [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from _____________ to _______________


Commission File Number   1-9684
                       ----------



    CHART HOUSE ENTERPRISES, INC. CORPORATE EMPLOYEES 401(k) PLAN (Employer
              Identification Number 33-0147725, Plan Number 001)
--------------------------------------------------------------------------------
                             (Full title of plan)



                         CHART HOUSE ENTERPRISES, INC.
--------------------------------------------------------------------------------
           (Name of issuer of securities held pursuant to the plan)



            640 North LaSalle, Suite 295, Chicago, Illinois, 60610
--------------------------------------------------------------------------------
       (Address of principal executive offices of issuer of securities)

                                  SIGNATURES
                                  ----------



     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                              CHART HOUSE ENTERPRISES, INC.
                              CORPORATE EMPLOYEES 401(k) PLAN

                              By: The 401(k) Plan Committee


Date: June 23, 1999           /S/ SUSAN M. MORLOCK
                              -----------------------------
                              Susan M. Morlock
                              Member

                              /S/ WILLIAM M. SULLIVAN
                              -----------------------------
                              William M. Sullivan
                              Member

         CHART HOUSE ENTERPRISES, INC. CORPORATE EMPLOYEES 401(k) PLAN (Employer Identification Number 33-0147725, Plan Number 001)

                   FINANCIAL STATEMENTS AND SCHEDULES AS OF

                    DECEMBER 28, 1998 AND DECEMBER 29, 1997

                        TOGETHER WITH AUDITORS' REPORT

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   ----------------------------------------


To 401(k) Plan Committee of the Chart House Enterprises, Inc. Corporate Employees 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the CHART HOUSE ENTERPRISES, INC. CORPORATE EMPLOYEES 401(k) PLAN as of December 28, 1998 and December 29, 1997, and the related statement of changes in net assets available for plan benefits, with fund information, for the year ended December 28, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Chart House Enterprises, Inc. Corporate Employees 401(k) Plan as of December 28, 1998 and December 29, 1997, and the changes in net assets available for plan benefits, with fund information, for the year ended December 28, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held For Investment Purposes, Reportable Transactions, and Nonexempt Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                      /s/ ARTHUR ANDERSEN LLP


Chicago, Illinois
June 23, 1999

CHART HOUSE ENTERPRISES, INC. CORPORATE EMPLOYEES 401(k) PLAN
(Employer Identification Number 33-0147725, Plan Number 001)
Statements of Net Assets Available for Plan Benefits
As of December 28, 1998 and December 29, 1997

                                              1998         1997
                                           -----------  -----------
Cash                                       $         -  $       125
                                           -----------  -----------

Receivables:
   Participant Contributions                    22,014            -
   Company Contributions                         3,665            -
   From Trustee                                      -      134,360
                                           -----------  -----------

   Total Receivables                            25,679      134,485
                                           -----------  -----------

Investments, at Market Value:
   Stable Value Fund                           399,319            -
   Income Fund                                 321,095            -
   Growth and Income Fund                    2,578,272            -
   International Fund                            1,895            -
   Value Fund                                      300            -
   Pathway Series-Balanced Fund              1,805,032            -
   Baron Asset Fund                              6,449            -
   Company Stock Fund                          720,382            -
   Company Stock Pending Fund                   27,474            -
                                                        -----------

Total Investment in Master Trust                     -    5,844,312
                                           -----------  -----------

   Total Assets                              5,885,897    5,978,797

Payables:
   Excess Annual Additions                     (27,141)     (76,055)
   Non-Allocable Forfeitures                   (11,599)     (20,160)
   Other Payables                               (2,376)           -
                                           -----------  -----------
   Total Payables                              (41,116)     (96,215)
                                           -----------  -----------

Net Assets Available for Plan Benefits     $ 5,844,781  $ 5,882,582
                                           ===========  ===========


       The accompanying notes are an integral part of these statements.

CHART HOUSE ENTERPRISES, INC.
CORPORATE EMPLOYEES 401(k) PLAN (Employer Identification Number 33-0147725, Plan Number 001) STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS For the year ended December 28, 1998

                                                       Money                                          Stable    Company    Growth &
                                                      Market     Income     Balanced       Equity      Value     Income      Income
                                                     Fund(a)    Fund(a)      Fund(a)      Fund(a)    Fund(b)    Fund(b)     Fund(b)
                     Fund                           -------------------------------------------------------------------------------
Additions to net assets attributed to:
  Contributions:
     Participants'                                 $  32,024   $ 29,387   $  105,536   $  219,679  $  29,112   $ 24,310  $  183,437
     Employer's                                        7,815      6,233       22,218       70,459      5,162      4,025      28,928

  Receivable from Trustee                                  -          -            -            -          -          -           -

  Investment income:
     Net appreciation(depreciation) in Fair Value     13,881      7,634      255,814      502,369     13,248      8,614    (144,451)

                                                   ---------------------------------------------------------------------------------
     Total additions                                  53,720     43,254      383,568      792,507     47,522     36,949      67,914
Deductions from net assets attributed to:
  Benefits paid to participants & Excess              72,916     53,613      227,959      249,299    163,770     79,814     349,940
     Annual Additions
  Non-Allocable Forfeitures                                -          -            -            -          -          -           -

                                                   --------------------------------------------------------------------------------
     Total deductions                                 72,916     53,613      227,959      249,299    163,770     79,814     349,940

Net increase/decrease prior to interfund transfers   (19,196)   (10,359)     155,609      543,208   (116,248)   (42,865)   (282,026)
Interfund transfers                                 (472,358)  (364,145)  (2,000,455)  (2,855,330)   515,567    363,960   2,860,298

                                                   --------------------------------------------------------------------------------
  Net increase(decrease)                            (491,554)  (374,504)  (1,844,846)  (2,312,122)   399,319    321,095   2,578,272

Net assets available for plan benefits:
  Beginning of year                                $ 491,554   $374,504   $1,844,846   $2,312,122  $       -   $     -   $        -
                                                   --------------------------------------------------------------------------------
  End of year                                      $       -   $      -   $        -   $        -  $ 399,319   $ 321,095 $2,578,272
                                                   ================================================================================

                                                                                    Pathway     Baron     Company    Company
                                                       Value  International         Series-     Asset       Stock       Stock
                                                     Fund(b)        Fund(b)     Balanced(b)   Fund(b)     Fund(b)  Pending(b)
                                                    -------------------------------------------------------------------------
Additions to net assets attributed to:
  Contributions:
     Participants'                                  $    255  $         133    $     90,462   $    90  $  103,252     $     -
     Employer's                                           43             28          14,904        16      24,427           -

  Receivable from Trustee                                  -              -               -         -           -           -

  Investment income:
     Net appreciation(depreciation) in Fair Value          2             20         (32,706)      517     (78,324)          -

                                                   --------------------------------------------------------------------------
     Total additions                                     300            181          72,660       623      49,355           -
Deductions from net assets attributed to:
  Benefits paid to participants & Excess                   -              -         238,914         -      56,971      39,451
     Annual Additions
  Non-Allocable Forfeitures                                -              -               -         -           -           -

                                                   --------------------------------------------------------------------------
     Total deductions                                      -              -         238,914         -      56,971      39,451

Net increase/decrease prior to interfund transfers       300            181        (166,254)      623      (7,616)    (39,451)
Interfund transfers                                        -          1,714       1,971,286     5,826    (131,558)     66,925

                                                   --------------------------------------------------------------------------
  Net increase(decrease)                                 300          1,895       1,805,032     6,449    (139,174)     27,474

Net assets available for plan benefits:
  Beginning of year                                 $      -        $     -    $          -   $     -  $  859,556     $     -
                                                   --------------------------------------------------------------------------
  End of year                                       $    300        $ 1,895    $  1,805,032   $ 6,449  $  720,382     $27,474
                                                   ==========================================================================

                                                    Other            Total
                                                   ---------------------------
Additions to net assets attributed to:
  Contributions:
     Participants'                                $  22,014       $    839,691
     Employer's                                       3,665            187,923

  Receivable from Trustee                           (58,430)           (58,430)

  Investment income:
     Net appreciation(depreciation) in Fair Value        -             546,618

                                                   ---------------------------
     Total additions                                (32,751)         1,515,802
Deductions from net assets attributed to:
  Benefits paid to participants & Excess             29,517          1,562,164
     Annual Additions
  Non-Allocable Forfeitures                          (8,561)            (8,561)

                                                   ---------------------------
     Total deductions                                20,956          1,553,603

Net increase prior to interfund transfers           (53,707)           (37,801)
Interfund transfers                                  38,270                  -

                                                   ---------------------------
  Net increase(decrease)                            (15,437)           (37,801)

Net assets available for benefits:
  Beginning of year                               $       -       $  5,882,582
                                                   ---------------------------
  End of year                                     $ (15,437)      $  5,844,781
                                                   ===========================

(a)  Funds held by SBS Trust Company.
(b)  Funds held by Scudder Trust Company.

The accompanying notes are an integral part of these financial statements

         CHART HOUSE ENTERPRISES, INC. CORPORATE EMPLOYEES 401(k) PLAN
        --------------------------------------------------------------
         (Employer Identification Number 33-0147725, Plan Number 001)
         ------------------------------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
                    DECEMBER 28, 1998 AND DECEMBER 29, 1997
                    ---------------------------------------


(1)  PLAN DESCRIPTION
     ----------------

Chart House Enterprises, Inc. (the "Company") established the Chart House Enterprises, Inc. Corporate Employees 401(k) (formerly "Thrift") Plan (the "Plan") effective January 1, 1986. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. As of July 1998, the Plan is administered by, and all Plan investments are held by, Scudder Trust Company (the "Trustee"). Prior to July 1998, the Plan was administered by William Mercer, Inc. and all Plan investments were held by SBS Trust Company, a division of Smith Barney Shearson Company. Participation in the Plan is available to substantially all corporate employees with a job title classification A01 through E60, who have completed at least one year and 1,000 hours of service and who have reached the age of 21. In 1996 the Plan changed its year end to conform with the Company's reporting method, a 52/53-week fiscal year ending on the last Monday closest to the calendar year end.

Contributions to the Plan are made by the participants and are matched by the Company. Participants may contribute from 1% to 10% of their gross pay. The Company will make a basic matching contribution of 25% of the first 5% of a participant's contribution, not to exceed 2.5% of employees' earnings or $1,250 for the Plan year, whichever is less, and will make a supplemental quarterly matching contribution of an additional 25% of the first 5% of a participant's contribution, not to exceed $1,250 or 1.25% of earnings, whichever is less, if the Company meets or exceeds targeted results of operations, as determined by the Board of Directors. Participant contributions are invested by the Trustee in one or more specified funds (see Note 2) as designated by each participant. Company contributions are invested based upon the participant's election to their investment account.

Participants are immediately vested in their own contributions and any investment earnings thereon. Vesting in the Company's matching contributions and any investment earnings thereon (the "Employer Accounts") is based on years of service. A participant vests at the rate of 20% per year and becomes fully vested after five years of service; however, in the event of termination due to retirement, disability or death, participants become fully vested regardless of years of service.

Each participant's account is credited with the participant's contributions and the participant's share of the Company's contributions, together with earnings and losses thereon. Forfeitures of non-vested amounts are to be used solely to offset future Company matching contributions. At December 28, 1998 and December 29, 1997, forfeited nonvested amounts totaled $11,599 and $20,160, respectively.

Upon termination of service due to retirement or disability, a participant may elect to receive distribution of benefits in either a lump sum or partial payments, with the remaining balance distributed at the end of the quarter. If the termination of service is for any other reason, distribution of benefits will be made in a lump sum payment. Participants may apply for hardship distributions under certain circumstances.

The Company reserves the right to amend or terminate the Plan at any time. In the event of termination of the Plan, the value of each participant's account will become fully vested and non-forfeitable. In no event may the assets of the Plan revert to the Company.


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

Basis of Accounting
-------------------

The financial statements of the Plan have been prepared under the accrual method of accounting. Certain prior year balances have been reclassified to conform to the 1998 presentation.

Description and Valuation of Investments
----------------------------------------

Investment funds available for participant investment from July 1998 and currently include

(1) a stock fund (Growth and Income Fund) which invests primarily in common stocks and convertible securities of established companies;
(2) a stock fund (Value Fund) which invests primarily in undervalued common stocks of medium to large U.S. companies;
(3) a stock fund (Baron Asset Fund) which invests primarily in securities of small and medium sized companies with undervalued assets;
(4) a stock fund (International Fund) which invests primarily in foreign stocks;
(5) a balanced fund (Pathway Series-Balanced Fund) which invests in a diversified portfolio with emphasis on growth and current income;
(6) a balanced fund (Pathway Series-Conservative Fund) which invests in a diversified portfolio with emphasis on high current income; secondarily, long term growth of capital;
(7) a balanced fund (Pathway Series-Growth Fund) which invests in a diversified portfolio with emphasis on long term capital growth;
(8) a bond fund (Income Fund) which invests in intermediate and long term, high grade corporate bonds;
(9) a collective investment trust (Stable Value Fund) which invests in guaranteed investment contracts, money market securities, and treasury bills. Fair market value of the fund approximates contract value; and
(10) the Company stock fund.

Investment funds available for participant investment in 1997 and through June 1998 included

(1) an equity fund (managed by Provident Investment Council) which invests primarily in equity securities with emphasis on capital appreciation;
(2) a balanced fund (managed by Value Line Asset Management) which invests in both common stocks and higher quality fixed-income securities with equal emphasis on current income and capital appreciation;
(3) an income fund (managed by Howe & Rusling Investment Management) which invests in high quality debt securities with emphasis on current income;
(4) a money market fund (managed by Boston Safe Deposit and Trust Company), which invests in short-term U.S. Government Securities with emphasis on current income to the extent consistent with preservation of capital; and
(5)  the Company stock fund.

Participants can elect to allocate their contributions between any and all of the investment funds available in increments of 1%. Changes in investment choices and allocations can be made twice per year effective on January 1 or July 1.

Investments in securities are valued at their quoted market prices.

Master Trust Allocation
-----------------------

Until July 1998, the assets of the Plan were included in a Master Trust. Effective July 1, 1998 the Master Trust was eliminated and the Plan was part of a single trust. Under the Master Trust, investment income and administrative expenses were allocated to the individual plans based on average monthly balances invested by each plan. The Plan's interest in the assets of the Master Trust is included in the accompanying statement of net assets available for plan benefits. A summary of the net assets of the Master Trust as of December 29, 1997 is as follows:

         Investments, at Market Value:
           Equity Account                    $ 2,957,197
           Balanced Account                    2,217,987
           Income Account                        503,030
           Money Market Account                  906,963
           Company Stock Account               1,030,752
           Contribution and Disbursement
            Account                                 (195)
                                             -----------
                                               7,615,734
         Receivables                             205,648
         Liabilities                            (156,196)
                                             -----------

         Net Assets of the Master Trust      $ 7,665,186
                                             ===========

Allocations of the net assets of the Master Trust to participating plans as of December 29, 1997 is as follows:

                                                Amount     Percent
                                              -----------  -------
         Chart House Enterprises, Inc.
          Corporate Employees 401(k) Plan     $ 5,882,582    76.74

         Chart House Enterprises, Inc.
          Restaurant Employees 401(k) Plan      1,782,604    23.26
                                              -----------  -------

                                              $ 7,665,186   100.00
                                              ===========  =======

Income from the Master Trust allocated to the participating plans for the year ended December 29, 1997 is as follows:

     Interest Income                             $   50,382
     Income on Equity Account                        23,877
     Income on Balanced Account                      33,736
     Income on Income Account                        33,370
     Income on Money Market Account                  40,985
     Income on Company Stock Account                    337
     Income on Contribution and Disbursement
      Account                                           402
     Net Appreciation in Fair Value of
      Investments                                   820,514
                                                 ----------

     Net Investment Income                       $1,003,603
                                                 ==========

The net appreciation in the fair value of investments in the Master Trust by major investment category for the year ended December 29, 1997 is as follows:

     Equity Account                              $ 251,178
     Balanced Account                              301,410
     Income Account                                  7,912
     Company Stock Account                         259,884
     Contribution and Disbursement
      Account                                          130
                                                 ---------

     Net Appreciation in Fair Value of
      Investments                                $ 820,514
                                                 =========

Income Tax Status
-----------------

The Plan obtained its last determination letter from the Internal Revenue Service on June 26, 1995. At that time the Plan was deemed to be designed to satisfy the qualification requirements, and consequently the related trust appeared to satisfy the tax exempt requirement of the Internal Revenue Code. The Company believes that the Plan is currently designed and being operated in compliance with the qualification requirements of the Internal Revenue Code and that, therefore, the Plan qualifies under Section 401(a) and the related trust is tax exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Reconciliation to Form 5500
---------------------------

At December 28, 1998 the Plan had $279,754 and $ 4,324, respectively, of pending distributions to participants. This amount is recorded as a liability in the Plan's Form 5500; however, this amount is not recorded as a liability in accordance with generally accepted accounting principles.

The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for the year ended December 28, 1998 and December 29, 1997:

                                 Total        Payments to   Net Assets Available
   1998                       Liabilities     Participants      for Benefits
   ----                       --------------------------------------------------
Per Financial Statements      $    41,116     $  1,562,164      $ 5,844,781
Accrued Benefit Payments          279,754          279,754         (279,754)
Reversal of 1997 Accrual
 for Benefit Payments                   -           (4,324)               -
                              -----------     ------------      ------------

Per Form 5500                 $   320,870     $  1,837,594      $ 5,565,027
                              ===========     ============      ============

                                 Total        Payments to   Net Assets Available
   1997                       Liabilities     Participants      for Benefits
   ----                       --------------------------------------------------
Per Financial Statements      $    96,215     $  1,240,040      $ 5,882,582
Accrued Benefit Payments            4,324            4,324           (4,324)
Reversal of 1996 Accrual
for Benefit Payments                    -         (293,848)               -
                              -----------     ------------      ------------

                              $   100,539     $    950,516      $ 5,878,258
                              ===========     ============      ============

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.


(3)  ADMINISTRATIVE EXPENSES
     -----------------------

The Company pays the Plan's administrative expenses. These expenses include, but are not limited to, trustee, legal and accounting fees. Transaction related costs, such as commissions, are deducted from proceeds at the time of the transaction.

(4)  NONEXEMPT TRANSACTION
     ---------------------

Due to a change in the plan's trustee in July 1998, there was a delay in the transfer of data relating to 401 (k) contributions. The plan Administrator is closely monitoring transfer of contributions to control nonexempt transactions in the future.

        CHART HOUSE ENTERPRISES, INC. CORPORATE EMPLOYEES 401(k) PLAN
         (Employer Identification Number 33-0147725, Plan Number 001)


          ITEM 27(a)--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            As of December 28, 1998

                                                                      Fair
             Identity of Party Involved/Description       Cost        Value
          -------------------------------------------  ----------   ----------
         *SCUDDER TRUST COMPANY:
           Stable Value Fund                           $  399,319   $  399,319
           Income Fund                                    329,646      321,095
           Growth and Income Fund                       2,714,226    2,578,272
           International Fund                               1,875        1,895
           Value Fund                                         302          300
           Pathway Series - Balanced Fund               1,842,276    1,805,032
           Baron Asset Fund                                 5,933        6,449
           Company Stock Fund                             957,077      720,382
           Company Stock Pending Fund                      27,474       27,474
                                                       ----------   ----------
                     Total investments held            $6,278,128   $5,860,218
                                                       ==========   ==========

                              *Party-in-interest.


The accompanying Notes to Financial Statements and Schedules are an integral part of this Schedule.

         CHART HOUSE ENTERPRISES, INC. CORPORATE EMPLOYEES 401(K) PLAN
         -------------------------------------------------------------
         (Employer Identification Number 33-0147725, Plan Number 001)


                ITEM 27(d)--SCHEDULE OF REPORTABLE TRANSACTIONS

                     FOR THE YEAR ENDED DECEMBER 28, 1998
                     ------------------------------------

Identity of Party                                Number of       Purchase        Number of     Selling    Cost of    Net Gain
Involved              Description of Assets      Transactions      Price        Transactions    Price      Asset      (Loss)
-----------------     ---------------------      ------------    --------       ------------   -------    -------    --------
Scudder Trust Co.     Stable Value Fund               45           585,874          13         195,128    195,128          0
                      Income Fund                     34           408,600          10          80,183     78,951      1,232
                      Growth and Income Fund          34         3,113,665          23         374,999    399,171    (24,172)
                      Pathway Series-Balanced Fund    34         2,100,614          19         248,176    258,231    (10,055)
                      Company Stock Fund              33         1,086,707           9          74,333    119,248    (44,915)





The accompanying Notes to Financial Statements and Schedules are an integral part of this Schedule.

         CHART HOUSE ENTERPRISES, INC. CORPORATE EMPLOYEES 401(k) PLAN (Employer Identification Number 33-0147725, Plan Number 001)


                ITEM 27(e)--SCHEDULE OF NONEXEMPT TRANSACTIONS


                     For the Year Ended December 28, 1998

                             Relationship of          Description of Transaction, Including                            Interest
  Identity of             Plan, Employer or Other        Maturity Date, Rate of Interest,                  Amount      Incurred
 Party Involved              Party in Interest           Collateral, Par or Maturity Value                 Loaned     on Loan (a)
----------------          -----------------------     -----------------------------------------------      -------    -----------
Chart House               Employer                    Lending of monies from the Plan to the Employer
 Enterprises, Inc.                                      (contributions not remitted to the Plan) as
                                                        follows-
                                                          Deemed loan occurred July 22 and August 21,
                                                            1998, maturity of August 24 and September
                                                            29, 1998, with interest at various rates       $62,667    $       830
                                                                                                           =======    ===========

        (a) Earnings to be remitted to participants by June 25, 1999.

The accompanying Notes to Financial Statements and Schedule are an integral part of this Schedule.

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   -----------------------------------------


     As independent public accountants, we hereby consent to the incorporation of our report included in this Annual Report on Form 11-K for the Chart House Enterprises, Inc. Corporate Employees 401(k) Plan into the Chart House Enterprises Inc.'s previously filed Registration Statement File No. 33-34947 for the Plan.



                                     /s/ ARTHUR ANDERSEN LLP


Chicago, Illinois
June 23, 1999

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